UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 20)1

 The Community Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20368X 101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP NO. 20368X 101	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Community Bank of the Chesapeake Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,044 (unallocated shares)
	6	SHARED VOTING POWER 214,819 (allocated shares)
	7	SOLE DISPOSITIVE POWER 233,863 (total number of shares)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,863
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03% (1)
12	TYPE OF REPORTING PERSON EP

(1)	Based on 4,645,431 shares outstanding as of December 31, 2015.

CUSIP NO. 20368X 101	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Philip T. Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,071 direct (includes 19,044 unallocated shares held by the ESOP and excludes 500 shares subject to options)
	6	SHARED VOTING POWER 214,819 (1)
	7	SOLE DISPOSITIVE POWER 26,071 (includes 19,044 unallocated shares held by the ESOP and excludes 500 shares subject to options)
	8	SHARED DISPOSITIVE POWER 214,819 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,390 (includes 500 shares subject to options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.20% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of allocated shares held by the Community bank of the Chesapeake Employee Stock Ownership Plan Trust (“ESOP Trust”), of which the reporting person serves as a trustee.
(2)	Based on 4,645,431 shares outstanding as of December 31, 2015, plus 500 shares that the reporting person may acquire by exercising stock options.

CUSIP NO. 20368X 101	13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS: Joseph V. Stone, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 47,669 (includes 19,044 unallocated shares held by the ESOP and excludes 500 shares subject to options)
	6	SHARED VOTING POWER 214,819 (1)
	7	SOLE DISPOSITIVE POWER 47,669 (includes 19,044 unallocated shares held by the ESOP and excludes 500 shares subject to options)
	8	SHARED DISPOSITIVE POWER 214,819 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,988 (includes 500 shares subject to options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.66% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of allocated shares held by the ESOP Trust, of which the reporting person serves as a trustee.
(2)	Based on 4,645,431 shares outstanding as of December 31, 2015, plus ) 500 shares that the reporting person may acquire by exercising stock options.

Page 5 of 7 Pages

Securities and Exchange Commission

Washington, DC 20549

Item 1 (a). Name of Issuer.

The Community Financial Corporation

(b). Address of Issuer’s Principal Executive Offices.

3035 Leonardtown Road

Waldorf, Maryland 20601

Item 2 (a). Name of Person(s) Filing.

Community Bank of the Chesapeake Employee Stock Ownership Plan Trust (“ESOP”) and the following individuals who serve as its trustees: Philip T. Goldstein and Joseph V. Stone, Jr.

(b). Address of Principal Business Office.

Same as Item 1(b).

(c). Citizenship.

See Row 4 of the second part of the cover page provided for each reporting person.

(d). Title of Class of Securities.

Common Stock, par value $0.01 per share.

(e). CUSIP Number.

89546L 10 7

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) are not applicable. This amended Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable Securities and Exchange Commission no-action letters.

Item 4. Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

Page 6 of 7 Pages

(b)	Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c)	Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANK OF THE CHESAPEAKE

EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ Philip T. Goldstein	February 12, 2016
Philip T. Goldstein, as Trustee

/s/ Joseph V. Stone, Jr.	February 12, 2016
Joseph V. Stone, Jr., as Trustee

/s/ Philip T. Goldstein	February 12, 2016
Philip T. Goldstein, as an Individual Stockholder

/s/ Joseph V. Stone, Jr.	February 12, 2016
Joseph V. Stone, Jr., as an Individual Stockholder

Exhibit A

Members of the Group:

Community Bank of the Chesapeake Employee Stock Ownership Plan Trust

Philip T. Goldstein

Joseph V. Stone, Jr.